Explanatory Note: The following is a transcript of a call by KeyCorp to its investors. Filed by KeyCorp pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: First Niagara Financial Group, Inc. Filer’s SEC File No.: 001-11302 Date: October 30, 201530-Oct-2015 KeyCorp (KEY) Acquisition of First Niagara Financial Group by KeyCorp Call

KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015
MANAGEMENT DISCUSSION SECTION Operator: Ladies and gentlemen thank you for standing by and welcome to KeyCorp’s Conference Call to discuss the Acquisition of First Niagara Financial Group. As a reminder this conference is being recorded. I would now like to turn the conference over to our host, Chairman and CEO Beth Mooney. Please go ahead. Beth Elaine Mooney Thank you operator. Good morning and thank you for joining us to discuss Key’s Acquisition of First Niagara Financial Group. Joining me for today’s presentation is Don Kimble, our Chief Financial Officer, also in the room is Chris Gorman, President of our Corporate Bank, who will also be leading this important integration effort and Bill Hartmann, our Chief Risk Officer. Slide two is our statement on forward-looking disclosure and non-GAAP financial measures. It covers our presentation materials and comments, as well as the question-and-answer segments of our call. I’m now turning to slide three. We are very excited about this compelling strategic opportunity to combine two great companies. Key and First Niagara are a powerful combination that will benefit our clients, communities, employees and shareholders and create a high performing regional bank. Together we will be the 13th largest commercial bank headquartered in United States with $135 billion in assets, $100 billion in deposits and 3 million clients. The transaction strengthens our core operating and financial metrics. Upon full realization of cost savings, our return on tangible common equity will increase by 200 basis points and our efficiency ratio will strengthen by 300 basis points. With this acquisition, Key will be the leading bank in Upstate New York with a strong presence across the Northeast, Midwest, and Pacific Northwest. Together, we will have number one retail market share in Buffalo, Albany, Syracuse and Rochester and established Key in some attractive new markets, including Pittsburgh, Philadelphia, Hartford and New Haven. I think Key’s business model will resonate here and we look forward to the opportunity to introduce ourselves to clients and prospects in these adjacent markets. Key and First Niagara have complimentary capability in business model and we believe the combination will allow us to deepen client relationships and grow revenue by deploying a broader suite of products across our combined client base. This acquisition provides attractive financial returns for Key and is an efficient use of our capital. Don will discuss the financial impact in his remarks, including return metrics that are well above Key’s cost of capital with an IRR approximately of 15%. The transaction is also solidly accretive to our earnings per share. Slide four is an overview of First Niagara. I know many of you are familiar with this great company and we have had respect for them for a very long time. They operate many of the same businesses and in markets that are core, contiguous and attractive to Key. Key has had a presence in many of these markets for over 100 years and we are very excited about the ability to become the top retail bank in a number of our existing markets. And while we’ve always admired First Niagara, I will share that our respect has grown significantly as we got to know them even better during our due diligence. 2
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Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015
KeyCorp (KEY)Raw Transcript
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Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015
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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Gary Crosby and his team are good bankers, who operate with values and behaviors that are shared by Key. We will look forward to welcoming them and their clients to Key. We also look forward to having three Directors from First Niagara join the KeyCorp Board when the acquisition is completed. With that, I will turn the call over to Don. Donald R. Kimble Thanks, Beth. I’m on slide five. To provide more color on the transaction, shareholders of First Niagara will receive $2.30 in cash and 0.68 shares of Key stock for each of their common shares. Based on the Key’s close last night, this represents $11.40 for First Niagara common share. We also highlight transaction multiples, which are generally in line with transactions of this size. This slide also depicts the key assumptions underlying our analysis including the presentation. These assumptions include cost savings of approximately $400 million or about 40% of First Niagara’s current manager’s expense rates. We’ll talk more about the cost savings later this morning, but they are a significant source of value created by this transaction and there’s substantial rigor behind our estimate. We feel confident in our ability to achieve these savings. One-time merger cost of $550 million and a loan mark of 3%. Result of combining the two companies drives very compelling financial results and accelerates our growth and progress towards becoming a high-performing regional bank. These results include a 200-basis point improvement in our return on tangible common equity. The improvement in ROTCE will drive a higher price of tangible book value, which more than offset the dilution associated with the transaction. These 300 basis point improvement are cash efficiency ratio and 5% in EPS accretion. The transaction also produces an IRR of 15%, which is well above our cost of capital. This meaningful improvement reflects the benefit of the full realization of the cost savings. It also reflects the impact of purchase accounting adjustments and expected balance sheet adjustments coming from the acquisition. It’s important to note these projections do not reflect a benefit of identified revenue synergies, which are also significant and add to the performance of the combined company. I’ll cover the other line items in the rest of my presentation. Beth highlighted some of the clear benefits from combining the two companies, and on slide six, we’ll start to provide some additional details. First, the combined company serves 3 million customers, resulting in the leading market position across the I-90 corridor from Toledo to Albany, New York. These highly – high density markets are complemented by our higher growth western markets. The combined product offerings of both companies will allow us to better serve our existing customers and provide a compelling value proposition to attract new customers. They also provide significant revenue opportunities as we will discuss later. Continuing on the slide seven, the combination of the two companies result in the leading retail market share in several upstate New York markets. This presence provides a density to maximize our brand and commitment to these key communities. Key is operating in some of these markets for more than 100 years and it’s exciting to be able to deepen our presence and expand our client base in what are already very good markets for us. As Beth mentioned, we also think our business model will play well in all of First Niagara’s markets. On a pro forma basis, we will have a Northeast deposit franchise of approximately $50 billion. Turning to slide eight, First Niagara has had a focus on developing their commercial banking business, showing strong loan growth and investing in many product capabilities to better serve these customers. Their targeted customers align closely to the commercial portion of our community bank. And we are excited for the 3 1-877-FACTSET www.callstreet.com Copyright © 2001-2015 FactSet CallStreet, LLC

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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 combination and the opportunities that will provide for growth in our commercial businesses. First Niagara’s bankers are very productive today and we think that given a broader product set, including more robust commercial payments, capital markets and private banking products. We will be able to provide their clients with an even broader solution set on our platform. This should lead to deeper more profitable client relationships and incremental revenue. Slide nine reflects the value created from the unique opportunity of this transaction. We have a high degree of market overlap with over 30% of First Niagara’s branches being within two miles of existing Key branches. We also have a benefit to leverage our existing technology to drive significant expense synergies. First Niagara had undertaken a strategic investment plan to enhance their technology platform which was built in more of an outsourced environment. That program was performing as expected and will ease the conversion to Key’s technology for infrastructure which is a significant source of cost savings. Now the projected cost savings approximately 40% are related to technology and third party vendor contract savings. Our cost savings estimate results from an extensive review of all operational and back office functions. We have very granular plans and timetables for the cost savings and are confident in our ability to achieve these plans. The combination of all these expense synergies drive reduction of $400 million per year. The savings capitalized at a 12 multiple results in a value to shareholders of $2.8 billion or 67% of the deal value. The potential leverage to combine product offerings is one of the more exciting aspects of this transaction. As we mentioned before First Niagara was on the path to build out many of their commercial products and services. This transaction accelerates that development and offers significant opportunities in the treasury management and investment management areas. First Niagara has also grown a nice insurance business that we can leverage across our customer base. We believe the potential revenue synergies are real and have identified in excess of $300 million in value. But they have not been included in our analysis and in the financial results presented herein. We believe the benefits of these synergies work through to our combined shareholders. Turning to slide 11, as we’ve stated this acquisition accelerates our progress toward becoming a high performing regional bank. First, our efficiency ratio benefits from over 300 basis points and this transaction can drive Key’s cash efficiency ratio to the mid-50s. Even if the rates were moved at the low level, it will generate roughly 300 basis points of improvement versus our standalone results. Second, our return on tangible common equity improves by over 200 basis points well in access of our cost of capital. And our EPS accretion will be over 5%. These factors combined with a solid IRR and return on invested capital produces attractive financial results delivering against the revenue synergies will further enhance these returns. Again we believe these results and the benefits of the combination are a compelling investment story. The improvement and the return on tangible common equity will drive a higher price to tangible book value which more than offset dilution associated with the transaction. Turing to slide 12, our capital ratios remain strong post the transaction reflecting the impact of the balance sheet marks, the cash provided in the structure and the projections during the interim periods. Our dividend will continue for the next two quarters at the current $0.075 per share, then increase to $0.085 a share in the second quarter of 2016 as originally included in our 2015 plan. Although, we’re suspending our share repurchase effective with today’s announcement, we would expect to request share repurchases as part of our 2016 CCAR submission. 4 1-877-FACTSET www.callstreet.com Copyright © 2001-2015 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.comCopyright © 2001-2015 FactSet CallStreet, LLC

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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 Moving onto slide 13, our diligence with comprehensive and focused, we involved over 200 employees from Key to assess critical areas such as credit, compliance, legal, technology, operation, finance and accounting. We reviewed the credit files of over a 1,000 borrowers representing over 50% of total commitments. Through this review, we were able to confirm their credit underlying and credit management processes, resulting in a validation of their overall credit rating assessments. The best result of our due diligence was that it confirmed the commitment of First Niagara to its clients and communities. It is a solid bank with good people throughout, and we look forward to combining our companies for the benefit of our clients, communities, employees, and shareholders. The integration of the two companies is critical. We know, this is the area that we have to remain very disciplined and focused. We plan to include some of our strongest leaders from both organizations to drive to a successful outcome. We have selected Chris Gorman, President of Key Corporate Bank to lead this effort. Our expectation is this transaction will close in the third quarter of 2016 and our conversion of much of the consolidations will be completed in late 2016. Now, I’ll turn the presentation back over to Beth. Beth Elaine Mooney Thank you, Don. And I am now on slide 14. As we mentioned earlier, we really grew on our respect for First Niagara over the course of our due diligence. They have a strong franchise and similar commitment to our community. And we look forward to building on their commitments to our shared communities as we go forward. And turning to slide 15. Today is a very exciting day for Key. The strategic opportunity to combine with First Niagara is compelling and we’ll will benefit our clients, communities, employees and our shareholder and create a high performing regional bank. Key’s franchise will be forever stronger, and we look forward to working with our new teammates to deliver strong service and great products to our combined base of 3 million clients. And doing so, in a way that is more efficient and rewarding for our shareholders. Additionally slide 18, compares — contains important information about where you can find additional information about the transaction. With that I’ll close and turn the call back over to the operator for instructions for the Q&A portion of our call. Operator? 5 1-877-FACTSET www.callstreet.com Copyright © 2001-2015 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.comCopyright © 2001-2015 FactSet CallStreet, LLC

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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 QUESTION AND ANSWER SECTION Operator: Thank you. [Operator Instructions] Our first question comes from the line of Erika Najarian with Bank of America. Please go ahead. Erika P. Najarian Q Hi, good morning. A Good morning. A Good morning. Erika P. Najarian Q So, my first question and I know it’s not part of the math on the accretion, but on the revenue synergies that you mentioned, if I look at the lack of overlap in terms of product set, you noted that Key has investment banking and commercial banking servicing — commercial mortgage banking servicing. I get it when you bought Pacific Crest that you needed to add a subsector, but why would you need first First Niagara to — to generate more revenues from this side? I never — I never thought that this was a — needed a brand to expand. So I guess, I just don’t understand the revenue synergies part of this equation? Donald R. Kimble A Erika this is Don. And as far as revenue synergies, I would look back at — I think it’s slide 10, if I remember right. But really highlight some of the areas where we think there are opportunities. First it really revolves around the payment phase and Niagara was in the process of really enhancing their commercial treasury management products and services and starting to launch out with their customers. This accelerates that capability for them that currently within Keys Community Bank that we’re performing about three times the level that First Niagara is for that product and service. We see similar opportunities in investment management private banking for our customers. We see opportunities and derivatives and FX and so we think there are lots of benefits there. One area that you did mention though is commercial real estate and I think the combination of the two companies should be very accretive from a revenue opportunity perspective there as well as we offer their clients further opportunities to be able to access different types of capital market transactions to support their businesses. So, we’re very excited about this. Just for the areas that we highlighted on slide 10. We believe there’s $300 million revenue synergies and that will drive real value for us. Operator: Our next question is from Scott Siefers with Sandler O’Neill. Please go ahead. 1-877-FACTSET www.callstreet.com Copyright © 2001-2015 FactSet CallStreet, LLC KeyCorp (KEY)Raw Transcript 6 1-877-FACTSET www.callstreet.comCopyright © 2001-2015 FactSet CallStreet, LLC

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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 Scott Siefers Q Good morning, guys. A Good morning, Scott. Scott Siefers Q Don, could you please just run through a little more of the math regarding the EPS accretion and then also the tangible book solution earn back. I guess the broad question on the EPS accretion is – I mean if I just add and smash very simply that two companies together and then add back the cost savings. The accretion looks like it should be well in excess of the 5% that you guys have done. So, are you guys assuming any run off or degradation in the FNFG earnings power or kind of what’s behind that, number one? And then on the dilution, if we were to use the 5% EPS accretion and twice them around $0.07 or $0.08 annually accretion but the 12% tangible book dilution comes out to about $1.35 or so. So I if just very simply divide one into the other it looks like a very, very long general book earn back close to the longtime, so I’m just curious are you guys are thinking about that dynamic as well. Q Great. As far as the EPS accretion there, I think that the piece that you wouldn’t have in there is some more alignment of their balance sheet with ours mainly on the securities portfolio. And so we’re are adjusting the mix to be more LCR complaint from that perspective. And so, there are some adjustments from that initially and I think you’ll see the balance sheet, it will look a little bit more like Key than what it might have historically because of that difference. As far as the tangible book value dilution payback period, if – what we’ve looked at here is if we were to add in the revenue synergies that we would expect through 2018 and [indiscernible] as part of the competition we think that the payback period is around six years. And so you’re right that by excluding the revenue synergies that the number would be north of the six years that we think those are very real and part of our targets and feel that’s a much better picture as far as the payback period. Operator: Our next question is from Geoffrey Elliott with Autonomous Research. Please go ahead. Geoffrey Elliott Q Hi. It’s Geoff Elliott from Autonomous. Thanks for taking the question. On the whole integration process, you’re going to be going through over the next few months, does that present any challenges with next year’s CCAR submission given that you’re going to be kind of mid way through integrating First Niagara when you submit – when you’re midway to trying to get the deal closed, when you – when we submit? 7 1-877-FACTSET www.callstreet.com Copyright © 2001-2015 FactSet CallStreet, LLC KeyCorp (KEY)Raw Transcript 1-877-FACTSET www.callstreet.comCopyright © 2001-2015 FactSet CallStreet, LLC

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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 A Yeah. We have had a number of conversation with our regulators and CCAR has been a prominent topic as part of that conversation that we would expect 2016 CCAR to reflect both key on a standalone basis and also showing the impact of First Niagara. So that would be something that we’ll be working through as part of the integration and utilizing some of the models and data that they already have available to help facilitate that. Q And given the First Niagara has had a few hiccups over the past few years, does that create any need to be maybe a bit more conservative when you’re thinking about that submission? A I would say that if you look back historically at First Niagara, their credit performance through the last cycle was very strong. And so I think that as we went through our due diligence process, we’re very thorough as far as the scope of the due diligence and the review of the credit portfolio. And so we would believe that we’ll be well positioned as far as the CCAR process to include First Niagara. Q And then just lastly, the hiccups they’ve had more on the kind of systems and processes [indiscernible] comfortable that that’s not going to create issues down the road? A First as far as systems, I would say that I don’t know you would classify that as a hiccup that they’ve been making some investments in their strategic investment plan and that has been on target and on plan. And there are seeing some tangible benefits from that across many of their business products. And it’s also helpful to note that it’s in alignment with how we take care of our technology strategy as well. And so we think there are synergies from that perspective. I think in connection with the other items that you might be referring to, we’ve done a thorough review of those areas and are comfortable with the position that we’re in as far as addressing those. Q Thank you. A Thank you. Operator: And our next question is from John Pancari with Evercore. Please go ahead. 1-877-FACTSET www.callstreet.com Copyright © 2001-2015 FactSet CallStreet, LLC KeyCorp (KEY)Raw Transcript

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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 John Pancari Q Good morning. A Hello. Good morning, John. John Pancari Q Hello again. Just regarding the bond portfolio restructuring, can you just give us a little bit of color, what you – what you’re looking at doing their, the size of the scale back in that – in First Niagara’s book and what type of charge are you assuming as you take this step to exit some of those investments? A The investments generally have some high quality assets that aren’t LCR friendly. And so, they would have some investments in some CMBS and also CLO transactions that we would expect to change over to our [indiscernible] and agency securities. And so, not anticipating the in-charge that the fair value of those investments are very close to what they’re carrying value is. And some of those have a fairly short duration, so we would see those wind-down over time, but it’s more just repositioning it to align the balance sheet to more fit our current liquidity requirements. Q Okay. And then the – on the accretion question, on the accretion topic, I know you’ve given us a color on where you expect accretion to be longer term. But where do you see the impact on EPS for 2017, and possibly 2016? I just want to get an idea of the – of how this is going to impact your overall earnings levels as we get some of these benefits of the cost savings realized et cetera? A 2017 ex one-time charges, we would expect it to be accretive to the combined organization. So, we wouldn’t be at full 5% accretive. Those that we’ve talked about for 2018 and beyond that we do believe that we’ll see EPS accretion. With our timeline as far as third quarter, as far as completing the transaction and later in the year as far as the consolidations, I think there’s going to be some noise in 2016 related to one time charges. So, I don’t want to imply that there is good estimate as far as what’s the general EPS would be there. Q All right. Thank you. Operator: We have a question from the line of Matt O’Connor with Deutsche Bank. Please go ahead.
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Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 Matthew Derek O’Connor Q Good morning. A Good morning. A Good morning. Matthew Derek O’Connor Q Just circling back on some of the assumed revenue loss, I guess thinking about the divestitures, have you sized how much that might be in terms of branches or businesses that you may longer want to be in and what’s the revenue impact from that? A We’ve also included that in the model as well I should have highlighted last time around that we have included a very modest assessment as to what we think the amount would be and it would probably be in one maybe two markets, but it would not be of significant size. Matthew Derek O’Connor Q Okay. And then just to circle back because I’m not as familiar with First Niagara, but just circling back with some of the issues they have had on the regulatory or accounting side of things. I mean is it possible not just to kind of look at yourself but to engage third party or regulators to get more comfortable with that? Beth Elaine Mooney A Matt, this is Beth. Good morning. We have had in our due diligence process extensive conversations and were able to have some robust understanding and I will tell you that we have a high degree of confidence around self-identified problems, remediation plans and the status of the company to proceed to this point and we’re looking forward to the future. Matthew Derek O’Connor Q Okay. Thank you. Operator: Our next question is from Ken Usdin from Jefferies. Please go ahead.

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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 Kenneth Michael Usdin Q Thanks. Good morning. A bigger picture Beth for you and maybe just your context from the board about just usage of capital and deciding to add a company this big to the four as oppose to other uses of capital. I know you’ve been frustrated just with ability to use excess capital. Here you’re using about 100 basis points and partially helped by suspending the buyback. So can you just give us kind of like how this came together in your minds versus other things that you might have been able to contemplate over time? Thanks. A Yes, Ken. As we looked it, we do believe this is an efficient use of capital and as you’ve outlined, it does utilize approximately 100 basis points of our capital, yet keeps us very well capitalized which I think is important as we talk about 2016 CCAR and beyond and our ability to continue to return capital to our shareholders in the future, but for right now as we evaluated uses of capital, what was compelling as we looked at this opportunity is what it also does for the future financial performance and metrics of the company that we actually will be accretive, we will see growth both through – we’ll realize significant value through the cost synergies. We see growth opportunities in the revenue synergies and at the end of the day in key performance metrics you get substantial improvement which should drive a higher return on tangible common equity and greater return for our shareholders. So as we looked at it, this created an opportunity for our shareholders that we thought was compelling across a number of front and believed it was not only an efficient use of capital, but a strong investment in our future. Q Quick follow-up on the six year tangible earned back with synergies. Can you give us kind of with and without, just trying to understand I think people are wondering just how big those synergies can actually be? A What we will talk about is total would be over $300 million and the assumption here is that around half or so are included in that revenue assumption. Q Okay. Got it. Understood. Thank you. A But are not included in our financial model, that is an opportunity. Donald R. Kimble A That’s correct. 11

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Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 Q Yeah. Got it. Understood. Thanks. Operator: You have a question from the line of Sameer Gokhale from Janney Montgomery Scott. Please go ahead. Sameer Shripad Gokhale Q Hi, thank you. Good morning. Donald R. Kimble A Good morning. Beth Elaine Mooney A Good morning. Sameer Gokhale Q I have a question about slide nine, I thought that was a good slide, just to break out overall the benefit from the cost synergies and then you have the remaining part of it. And I wanted to just parse that a little bit. I think Don, you had referenced about 40% of that, $2.8 billion coming from sort of technology benefits and renegotiating vendor contracts et cetera. The rest of it, the bulk of them, are those going to be from branch consolidations, I just wanted to clarify or is there, kind of further detail you can give us on the components there? And then aside from the cost synergies, if you look at the remaining, the pink part of that graph, seemingly, we would have revenue synergies based in there. But on top of that, do you have any other benefit? I know you’ve used some excess capital which is a good thing. But is there like a benefit from the use of that capital that you’ve factored into that remainder of the same, the benefits you expect to realize? I just wanted to get some more detail on that other part as well. So if you could just parse that for us, that would be great. Donald R. Kimble A So that, if you take a look at the expense savings, you are right. The leading category really is technology and third-party contracts. We talked before about having over 30% of the branches within a two mile radius and really that is the next category. We also have other efficiencies that we can drive through other use of space and occupancy costs. We have certain back office functions where we can gain synergies there as well. And lastly, if we even a slight benefit from the FDIC rates, it would be accruing to us versus First Niagara on a standalone basis, and so, each of those are additive. We have very detailed plans of how we get there and the timelines, so we’re very confident in that, but $2.8 billion is just the fair value of the cost savings, the $4 billion is what we’re paying for the entire franchise, so their core operating earnings and also the revenue synergies, which are not included in our model are additive to that $2.8 billion and so that’s really what gets us excited about the transaction as the 12 1-877-FACTSET www.callstreet.com Copyright © 2001-2015 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.comCopyright © 2001-2015 FactSet CallStreet, LLC

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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 potential of what we can add as a result of being a combined company as opposed to what’s available to us on a standalone basis. Q Okay. So, and just a quick follow-up, if I may. Usually in these types of acquisitions, the bigger issue seems to be the ability of banks to realize cost savings, but in this case, it seems like there is a lot of low hanging food on that front, but the revenue synergies, and we’ve got a couple of questions on this front. If you could just remind me, how quickly do you expect to realize a full run rate of those revenue synergies is this by the beginning of 2017, you expect to have those fully baked in or do you think that will take longer than that? Sameer Gokhale A In many categories it’s, three years to five years, I think, it would be to have a full type of benefit included, but it depends on the nature of the business and sale cycle and just to get everything ramped up, but again, we’re quite confident and we be able to achieve those. And I’m sure that we’ll identify other revenue opportunities as we continue to work through the integration. Beth Elaine Mooney A And Sameer this is Beth. One of the areas that gives us confidence too is we’re building on our brand in shared markets, whereas we said the company has done business, Key Bank for over a 100 years, so between the leading market share, as well as the opportunity to go into contiguous new markets that are fit for our business model. And we look at our complimentary product set. We have a high degree of confidence again that we are uniquely positioned to unlock the value of those revenue synergies relatively quickly. And then also our core deposit franchises is very valuable in the combined company. We’ll have 63% of its deposits and core retail deposits which over time should become more valuable as well. Q Okay. Thank you. A Thank you. Operator: Our next question is from Bob Ramsey with FBR. Please go ahead. Bob H. Ramsey Q Hey. Good morning. Do you have handy these dollar amount of total goodwill and intangibles that are being incrementally added on the common basis? 1-877-FACTSET www.callstreet.com Copyright © 2001-2015 FactSet CallStreet, LLC KeyCorp (KEY)Raw Transcript 13 1-877-FACTSET www.callstreet.comCopyright © 2001-2015 FactSet CallStreet, LLC

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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 A We’ll get back to you. I don’t know that I have it right now. But that’s — it’s about $1.4 billion in total I believe but we’ll get more detail for you on that. Bob H. Ramsey Q Okay. And could you talk a little bit about the evolution of this process. I’m curious if it was a negotiated transaction or an auction and sort of who approached who and how it came together? A Bob this is Beth. I think this is a situation where it has been reported that there was a process where the company entertained the potentials of strategic options and looked at potential partners and we were proud that through that process again uniquely Key was the right opportunity for First Niagara. Bob H. Ramsey Q Okay. I guess last question, I’ll hop out. But you talked about pausing on the buyback front in the near term here. Was taking those share repurchases out factored into the EPS accretion. I mean was it accretion versus where you would be if you had continued buybacks? A It absolutely was, yes. Bob H. Ramsey Q Okay. Thank you. A Thank you. Operator: Our next question is from the line of Matt Burnell with Wells Fargo Securities. Please go ahead. Matthew Hart Burnell Q Good morning. Thanks for taking my questions. Maybe a couple of forward looking questions. You mentioned that the buyback is suspended. However, you are in good position giving your estimates to request further buybacks in the 2016 CCAR cycle. I guess, I’m curious given your recent payment payout rate has been north of 85% in the last 14 1-877-FACTSET www.callstreet.com Copyright © 2001-2015 FactSet CallStreet, LLC KeyCorp (KEY)Raw Transcript 1-877-FACTSET www.callstreet.comCopyright © 2001-2015 FactSet CallStreet, LLC KeyCorp (KEY)Raw Transcript

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Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 couple of quarters, how are you thinking about that payout ratio just maybe in a range going forward given your announcement today? A We’ll be assessing that as part of the 2016 CCAR submission. We do believe that both common dividends and share buybacks will be a prominent – prominently featured as part of that capital actions going forward. I think, it’s too early to say if it could 84% or something in that range, so but we’ll provide more insights later. Q Okay. And then possibly just a second question on the potential opportunity. This acquisition gives you a branch presence in the couple of big markets in Pennsylvania which if I’m correct, you have not historically had a big presence in, but it still leaves you at relatively modest market share in those two markets. I’m curious as to what your thinking is going forward about potentially increasing your share in those markets, possibly via inorganic transactions? Beth Elaine Mooney A Matt, this is Beth, and yes we will be picking up contiguous new markets and we will be more like a top five share in those new markets, which we have other markets where we have the opportunity to not necessarily be number one, number two, or number three in share, and have found that our business model with our complement of business banking, commercial middle market, private banking and leveraging on the retail presence that’s bringing our forward community bank model has been successful for us, and so, we look forward to that. We feel this is – these are contiguous, yet complementary to our business model, and we are excited about our starting place in those markets, and our ability to effectively serve the client and expand our opportunities there with targeted clients and prospects. Q And if I may, Don, a question for you, are you funding the cash portion of this transaction with any debt issuance or is that just going to come from available liquidity? Donald R. Kimble A We have plenty of liquidity at the holding company. So I do not need to issue any additional debt with this transaction. Q Great. Thanks very much. A 15 Acquisition of First Niagara Financial Group by KeyCorp Call 1-877-FACTSET www.callstreet.com Copyright © 2001-2015 FactSet CallStreet, LLC 30-Oct-2015 1-877-FACTSET www.callstreet.comCopyright © 2001-2015 FactSet CallStreet, LLC KeyCorp (KEY)Raw Transcript 16 1-877-FACTSET www.callstreet.comCopyright © 2001-2015 FactSet CallStreet, LLC

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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Thank you. A Thank you. Operator: And our next question is from the line of Ken Zerbe with Morgan Stanley. Please go ahead. Ken Zerbe Q Great. Thank you. So, Don, I guess first question, just going back to the revenue synergies, the $300 million, just want to be super clear on this, is that the present value of the revenue synergies or is that a $300 million annual number that you guys are thinking about? A I make them more clear, it is $300 million of annual revenue. So it’s not the present value, it is the actual revenues that we should be able to achieve on a run rate basis. Ken Zerbe Q Got you. And presumably, if you get those revenues then your expense base also goes higher? A That’s correct. That’s reflected in it. That’s correct. Ken Zerbe Q Got you. Okay. Totally understand. And then just to be super clear, on page nine, the $2.8 billion that you highlighted of synergies and I’m just trying to reconcile that versus the roughly $0.08 of EPS accretion that you get. The $2.8 billion that you list here that’s not including any of the shares that you’re actually issuing, correct? This is just the dollar amount and then the per share obviously is a lot lower than that? A All that’s really doing is taking a look at $400 million in expense savings, taking the after-tax amount of that and saying that if you capitalize just that value alone, it’s well multiple that I gave the $2.8 billion in value after backing out the one-time cost. And so, we’re saying that’s the incremental value putting these two organizations together and the expense reductions that are achieved from that. Ken Zerbe Q 1-877-FACTSET www.callstreet.com Copyright © 2001-2015 FactSet CallStreet, LLC

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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 Got you. And then that – understood and then you issue shares to get that number. Okay. I’m good. Thank you. Operator: Our next question comes from the line of Nancy Bush with Map Research. Please go ahead. Nancy Bush Q Good morning. How are you. A Good morning. A Hi, Nancy. Nancy Bush Q Congratulations Beth on your first big deal. A Thank you. Nancy Bush Q One of the rationales you gave here is the concentration that it creates in the Northeastern and Midwestern part of the franchise. And I would certainly agree and I would say that you’ve been primarily a Northeastern, Midwestern company for a while now. Is this deal finally that going to afford you the ability to sort of rethink the geographic configuration of the company and may be shed some parts, and if so, would that process have to take place after this deal is completed or could it be ongoing as the integration proceeded. A See. I will tell you as we look at uniquely unlocking the value of the company, I will tell you that yes it does create a concentration in higher density markets in the Midwest and Northeast, but we also have outlined our high growth markets in the west and that’s on slide six. And I think what’s important there is we have invested in those markets over the years, build new branches there. We have increased our market presence. We have added to our capability between strengthening our commercial middle market bankers, our business banking, built our private banking model, and those have been attractive markets as well for our corporate bank and their banking and debt placement fee activity. 17

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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 So I look at it as the combined company has a very strong presence in high dense midwest and northeast with new clients and complimentary capabilities that we can grow, but we also have these high growth markets in the west where we are successfully keeping, competing as number five in branch share, but with our border business model in these attractive growth markets in the west was very compelling demographics. So, I think of it as an interesting balance, if you will. And I think over the past several years, we’ve seen the geographic diversity of our franchise as a business strength and that these, while they are not geographically aligned — they’re aligned from a business model and returns for our shareholders. Q So, that would lead me to ask if you’re looking for similar sized, if you would be looking for similar sized opportunities than in the western markets? Beth Elaine Mooney A I would say we are excited at the opportunity that we have in front of us in our ability to successfully integrate it, and realize the benefits of the synergies both cost and revenue would be the number one priority for our company. Q Thank you. Operator: Our next question is from the line of David Eads from UBS. Please go ahead. David Eads Q Hi, good morning. Maybe if you could talk a little bit about First Niagara’s loan book. It has little bit of concentration or focus in some areas where you guys aren’t big. Indirect auto being one, and that — they are pretty big in CRE. I’m wondering if that gives you guys opportunities to expand into some of those markets or if there are areas where you might look to pull back on what they’ve been doing historically? A One, as far as the commercial real estate book, we did have our team to go look at their business, and we’re very impressed with the people, and also the product they were able to provide as part of that area. And so, we’re excited about the combination there. And we think one of the synergies really could be just leveraging some of our capabilities we have on the commercial real estate capital market. So, that could be a additional synergy that we really haven’t even quantified into the — to that summary. As far as the indirect auto that First Niagara did pick up a very quality team here a few years ago, and they’ve been originating indirect loans in the right way, and they’re focused on super prime type of paper in the high 700 FICO score range and so we came to be very comfortable with what they’re doing and how they’re going about it and we’ll look to see how we can continue to leverage that going forward.

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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 Q All right. And did you guys disclose any kind of credit mark or are you taking any credit mark? A Yeah, we talk about a 3% credit mark, as it was assumed in the models. Q Okay. A And that was based on our due diligence effort. Q Great. Thank you. A Thank you. Operator: We’ve a question from the line of David Darst with Guggenheim Securities. Please go ahead. David Darst Q Hey, good morning. A Good morning. A Good morning. David Darst Q

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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 So, when you acquired the HSBC branches that they were divesting in the transaction that was about $2 billion in deposits? A That’s correct. David Darst Q Is that a reasonable number to think you may have to divest? Or should we look at the Albany market more specifically? A Well, when we take a look at $2 billion isn’t a bad proxy as far as general assumptions, that’s probably a little on the conservative side based on what we’d be thinking, but just taking a look at primarily the Buffalo market is what where see the greatest impact on overall market presences. David Darst Q Okay. And then would you expect any gain? Or how are you thinking about – that sale as it relates to your tangible value dilution? A We have not model any significant gain as part of the divestures. David Darst Q Okay. And then – and how about that that deleveraging component as part of your ratio expectations from capital? A That is assumed in the financial projections and as far as the capital impact, it would had a very modest impact to those overall ratios. David Darst Q Okay. And then just, is there anything that – I know you can’t speak for them in the next year, but would you expect them to slow their technology spending? Or do anything else to better accrete capital in their balance sheet prior to closing? 1-877-FACTSET www.callstreet.com Copyright © 2001-2015 FactSet CallStreet, LLC

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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 A Our expectations are they continue to run the business and we will be working with them as far as their plans and making sure that both parties are actively getting prepared for the integration effort. And so, for them and for us, it will probably mean some reprioritization of things are in slight right now. So, we’ll make sure that we can coordinate that together. Q Okay, thank you. Congratulations. A Thank you. A Thank you. Operator: And our next question is from the line of Lana Chan with BMO Capital. Please go ahead. Lana Laiyan Chan Q Hi, good morning. A Good morning. A Good morning. Lana Laiyan Chan Q One question on the 2018, 5% accretion. Just want to be clear, does that adjust for not doing buybacks for the next couple of quarters, and how are the cost savings phased based in all those estimates? A The accretion does a factor in the change in the buybacks and then compares us on a pro forma basis with what would be on a standalone basis, assuming that those would have continued. So, that does reflect that impact. As 21
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Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 far as the expense synergies, as we talked before that we would expect most of the consolidations to occur late in 2016 and so, we’ll start to see the majority of those savings in 2017 and should be fully affected in 2018. So the $400 million should be recognized during 2018. Lana Chan Q Okay. And just a follow-up on a prior question, in terms of the CCAR as for the next year. Would we assume that M&A could potentially take a higher priority versus share buybacks going forward in your CCAR thinking? A I would say that we are going to be extremely focused on making sure we do this transaction, right. So I don’t think this could be a first of a series of transactions for us that we’re very excited about this potential, or this combination and believe that it will drive value for our shareholders. We want to make sure that we can demonstrate that through this like focus on this individual transaction. Q All right. Thank you. Operator: Our next question is from the line of Mike Mayo, CLSA. Please go ahead. Mike Mayo Q Hi. A Hi. Mike Mayo Q I think – correct my thinking here, but what I think is unique here is that you doing a deal one-third your size using mostly stock and stock is trading close to book value, so it seems like you’re really using a depressed currency for the biggest deal in your company’s history. So, I’m just looking for some clarification of numbers that you gave. So, as it relates to six-year payback for tangible book value dilution, that assumes revenue synergies. If you don’t have revenue synergies, is that payback period 10 years or 15 years or even 20 years, if you just clarify that? And the flip side of that, that your 2018 5% EPS accretion I think does not include revenue synergies, so what would that 5% number for accretion in 2018 be if you included revenue synergies? A 22 1-877-FACTSET www.callstreet.com Copyright © 2001-2015 FactSet CallStreet, LLC
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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 The revenue synergies included in the EPS accretion will be more than doubling what the EPS accretion would be without those. So, you will be looking something closer to a 10% plus. And the tangible book value payback period is closer to the 10 time period that you’ve talked about without the revenue synergies versus the six within revenue synergies. Mike Mayo Q So, as a follow-up given such a log payback period, your tangible book value evaluation 10 years, you don’t assume revenue synergies, what could be the conservative way to do that. Can you consider another way to fund this transaction, I mean this is a lot of stock that you are issuing? And you are also adding three new states to your 13 state footprint that we had this conversation for day two about this to a footprint which you’re now adding to, so why not sell your five Western states to help fund this purchase, that would be a homerun and I think the amount from selling those five states, it would about that $4 billion or so based on our estimates, so why not consider some asset sale, that I know you asked that question, would you sell asset, but why not? Beth Elaine Mooney A As I look at our franchise Mike, I think, the West is an important and core part of our franchise and is much more than what it would take to lighten up the asset load to help pay for this. I believe for our shareholders, we will bring compelling returns, significant improvements in our financial metrics and drive value with this and part of that value will be the inclusion of a high growth Western franchise where we have invested and are achieving higher than average growth than we realized across our other markets and Key is a very attractive part of our franchise. Q If I could have one more follow-up? A Yeah. Q Just a lot of times investor say, how did management decide, and a lot of the metrics for your pay, relate to factors other than say tangible book value dilution. Will there be any special compensation or any special incentives related to this merger or what are the key metrics you’re focused on that drive topics that to the table? Beth Elaine Mooney A That would be a discussion and a decision for our Board of Directors to make as part of our compensation plans which they will approve. We have not had those discussions. And I think as you know we are definitely focused on creating total shareholder return, return on equity, return on assets and achieving our financial performance and commitments and I’m sure all of that will be taken in consideration but we have not articulated nor has our board undertaken a process to create new financial plans which will be part of 2016.
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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 Q All right. Thank you. Operator: We’ve a question from the line of Terry McEvoy with Stephens. Please go ahead. Terry J. McEvoy Q Hi. Good morning. A question for Don, the 3% loan marker about $700 million at least on the surface sounds high in light of your comments about their more favorable credit history and what we’ve seen in other acquisitions. Is there something in the portfolio that contributed to that mark? And then as a follow-up, in your earnings accretion outlook, do you take into consideration, purchase accounting accretion at of all? Donald R. Kimble A Terry, as far as the mark I’d say that we want to make sure that we’re conservative in that initial estimate and that’s really what drove the 3% mark that we did not uncover any. Terry, it didn’t cause any pause or real concern and so, neither their allowance. It’s 0.5 or so. So, its – we may not come across, is bigger than we might have otherwise seen. And as far as the purchase accounting accretion and other impacts, they are reflected in our purchase accounting or in our 5% earnings accretion. Terry J. McEvoy Q All right. That’s it. Thank you. Donald R. Kimble A Thank you. Operator: Our next question comes from the line of Marty Mosby III with Vining-Sparks. Please go ahead. Marty Mosby III Q Thank you. Beth, I wanted to ask you more of a kind of strategic focus, I mean, you’ve been talking about how we’re kind of tearing down the branch network, you’ve been one more aggressive ones that have been closing branches and really focused on the corporate commercial banking with acquisitions prior to this. As we move back to more of a regional kind of retail focus, are we not really diluting the momentum and strategic focus that you have almost been working so well, over the last couple of years and get back to kind of traditional or regional banking again? A 24

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Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 Yes, Marty. I will tell you that I do not think this diminishes our focus on our commercial bank. In many ways, part of the complementary product capabilities and client set is in our core commercial middle market, which is part of our community bank as well as some – will create some opportunities for our corporate bank. But I do think that there is value in becoming a more balanced franchise, particularly from a funding point of view in an LCR world. And therefore, in a period of time where potentially rates start rising, I think core retail deposits are very attractive and that balance will be good for our balance sheet and our franchise. As I stated earlier, we will be 63% core retail funded. And as we look at that part of the value here is we do have overlapping branch network. So we can efficiently and synergistically enter these markets in a very cost efficient way and augment the funding – core funding of the bank. The customer base across the consumer as well as the business and commercial clients will be part of the opportunity to drive revenue and synergy as well, but I think the balance is also going to be and through time a good reflective mix of how we will drive value as well. And we’re pleased to become more balanced. Q And then, Don, to a degree that this transaction is a way to use excess capital, it seems like you had more room to use cash and could’ve kind of enriched it versus, let’s say selling other branches going in and actually to using more of the capital so you don’t have to do another deal down the road to get to be even more efficient. You could’ve done enough cash in this deal to basically get to a point where you would’ve been done with the excess capital and have that completely off your back. What are the constraints or things that you were thinking about when you came up with the amount of excess capital if you could deploy into this particular deal. A We take a look at on more of the whole listed basis and assess where we would want to use leverage, as far as the transaction number of stakeholders we would assess, as far as the level of capital and including where we are from a CCAR perspective, which we think would still position us extremely well, and also rating agencies and others to make sure that we still show our capitals as a source of strength, and this allows us to continue to go back into the market with future share repurchases in the 2016 CCAR process as well. Q And does this get you to where you want to be from a capital ratio or is there – would you still consider a 9.5% from excess capital still loaded into that ratio? A I’d say that 9.5% is still a strong level of capital and so not sure what the long-term appropriate level is – but that we say that 9.5% is still an area of strength for us and still gives us opportunity to leverage out in the future. Q All right. Thanks. 25 1-877-FACTSET www.callstreet.com Copyright © 2001-2015 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.comCopyright © 2001-2015 FactSet CallStreet, LLC

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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 A Thank you. Operator: Our next question is from Erika Najarian with Bank of America. Please go ahead. Erika P. Najarian Q Hi. If I could just have two follow up questions please. The first is a follow up on Marty’s question on the LCR. But I guess, I just don’t understand, how this benefits you from an LCR perspective. You were already 70% retail funded on the deposit side before this deal and clearly you’re going to add HQLA, but – just adding deposits is actually HQLA dilutive, I guess – help me understand that comment more in terms of helping you balance for the LCR, and Don, how much does this dilute your LCR? A Balance is more about balancing our franchise between a product set as well as sources of revenue between commercial and retail, that was my reference to balance. And I do believe and strategy importance of retail deposits and core funding overtime as being part of a) how we’ve talked about our company and I think quality core retail deposits are of strategy value to the company. Don Kimble A And Erika, that 70%, I think you’re referring to is really the community bank portion of our total deposit book. And so, First Niagara brings a higher percentage of their core deposits in retail categories and from an LCR perspective, retail deposits have the lowest assume attrition rate. And so, they are of higher value than even a core commercial operating account. And so there is value there. And then, as far as the combination of the two companies and the impact on LCR, once you would shift over the investment portfolio to look more like what we have that we’ll be well in excess of our LCR requirements and be able to maintain a 15% type of cushion going forward. Erika Najarian Q Got it. And just a follow-up question Beth, I know that you and Don have or already spent almost an hour talking about the benefits of this transaction. But let me just ask this question more directly, could you give us a sense of what the decision tree was in terms of buying a franchise at nearly two times tangible book after the mark, especially since it’s averaged around $9 over the past 52 weeks versus buying back your stock at below 1.3 times tangible book? I mean, I know that you can return 36% of your market cap to shareholders through – because of the CCAR but just help us understand that decision tree? Don Kimble A Okay. Erika, this is Don and I’ll take a first crack and ask Beth, if she would add anything to it, but essentially, one, right now that we don’t view, that we’re going to see a lot of change as far as the ability to return back significant 1-877-FACTSET www.callstreet.com Copyright © 2001-2015 FactSet CallStreet, LLC KeyCorp (KEY)Raw Transcript 26 1-877-FACTSET www.callstreet.comCopyright © 2001-2015 FactSet CallStreet, LLC

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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 portion of capital through the CCAR process, since we are not seeing or hearing changes there, that wouldn’t create that opportunity or window. And if we take a look at this transaction, we think there is a lot of fundamental improvement, that really this takes us to a different platforms as far as a top performing regional bank. If you look at our efficiency ratio improving, you look at the return on tangible common equity, you’ll look at the ability to grow and benefit the bottom line from both the expense saving and also the revenue synergies, this was unique to us, as far as how we could help unlock some of that potential and that’s why we are excited about that and that’s why our board is excited about it and believe that this is a good way to leverage our capital going forward. Beth Elaine Mooney A And Eric, I would just underscore what Don said is, as I look at the opportunity to invest in the ability to be more efficient, our return on assets, our return on equity, our market presence ability to add clients and grow and efficiently deploy some of our capital. We thought like this was a very strong investment for Key and our shareholders. Q Okay, thank you. Donald R. Kimble A Thank you. Operator: Now, we have a question from the line of Gerard Cassidy with RBC. Please go ahead. Gerard S. Cassidy Q Thank you. Good morning Don and good morning Beth. Donald R. Kimble A Good morning. Beth Elaine Mooney A Good morning. Gerard S. Cassidy Q Can you guys, and I apologize if you’ve already discussed this, but can you share with us the conversations you had with the Federal Reserve in light of what some of your larger peers have gone through in particular, M&T. Can you give us any confidence that there should – it’s a smooth track that you think you’ll be on in terms of getting this approved. 27
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Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 Beth Elaine Mooney A We have obviously had discussions with our regulators both locally and in Washington, and I think the federal reserve was clear post the MNT announcement that their expectation is that as banks enter into these transactions that they will act on the applications and work with us on how to do our capital plans as we go forward but it is their expectations as they’ve made public if there was some reason why the acquiring bank would not be able to complete the transaction. They would expect them to stand down and we have no indication of anything other than our belief that we will work through this process in a timely manner which has been running about 8 months or 9 months and that would be in line with our expectations. Q Do you think the – I agree with you especially with the MNT disclosure, what they said about the application. Do you think they would have said to you or others not just you folks, but not to do a deal if they don’t think you could complete it before it’s announced or do we run the risk that the application is not accepted at some point down the road? A We have obviously kept some advise and they know that we have entered into this agreement and they are expecting an application from Key and to work collaboratively with them to get that through the process. Q Good. And then just Don one quick question. You were talking about the earnings accretion and you mentioned that when we all look at the numbers on the outside we all have higher accretion but you pointed out that the change in the LCR are making First Niagara assets more LCR compliant which means lower yielding assets. How much of the earnings were impacted by that fact that you’ve got to built up the LCR because of what you’re brining on the books? A I would say that they have about a $3.5 billion portfolio of non-agency or non-Ginnie Mae securities and we’ve looked to switch that over and so our assumption would be bringing that back to more of a normalized run rate. Q Thank you. A Thank you.
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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 Operator: And our last question comes from the line of Jack [indiscernible] with FIG. Please go ahead. Q Hi. Good morning. I’ll be quick since we’re almost at 10. The acquired company had a much, well, a considerably higher cost of deposits than Key. So I guess the three part question that would be, do you think you get that down in line with your numbers? What’s in the accretion assumption around the cost of deposits? And then, does it really materially change your beta assumption that 50% to 60% range? Thanks. A And if you look at the deposit base, it has a higher concentration of savings and time compared to non-interest bearing checking accounts. One of the things we’ve talked about as far as the revenue synergies was additional penetration of their commercial customer base with deposits and other treasury management services. And so on a blended mix over time, we would expect that to dry that cost of funds down. Initially, in our base line assumption, we are not assuming those revenue synergies. And so we are keeping those intact. I would say that the overall data that we have are fairly consistent with what we are seeing from First Niagara’s to a customer base. So I think that we have a very similar range as far as changes. Q Okay. Thank you. A Thank you.

Beth Elaine Mooney All right. As we close our call this morning, I’m going to turn to slide 15. And first, I want to thank you for joining us this morning. Today is a very exciting day for Key. The strategic opportunity to combine with First Niagara is compelling. It will benefit our clients, communities, employees, and our shareholders, and create a high performing regional bank. Key’s franchise will be forever stronger, and we look forward to working with our new team mates to deliver strong service and great products to our combined base of 3 million clients. And doing so in a way that makes us more efficient and rewarding for our shareholders. Additionally, on slide 18, it contains important information about where you can find additional information about the transaction. So, we thank you again for taking time to participate. And if you have any follow-up questions, please direct them to our Investors Relations team at 216-689-4221, and that concludes our remarks. Thank you. 29

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KeyCorp (KEY)Raw Transcript
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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

Acquisition of First Niagara Financial Group by KeyCorp Call 30-Oct-2015 Operator: Ladies and gentlemen, this conference will be made available for reply after 10.30 AM today running through November 9, 2015 at midnight. You may access AT&T Executive Playback Service anytime by dialing 1800-475-6701 and entering the access code, 372745. International participants may dial, 1-320-365-3844. And again the access code is 372745. That concludes our conference for today. Thank you for your participation and for using AT&T Executive Playback Service. You may now disconnect. Disclaimer The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein. THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED “AS IS,” AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF. The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2015 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.
KeyCorp (KEY)Raw Transcript

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KeyCorp (KEY)	Raw Transcript
Acquisition of First Niagara Financial Group by KeyCorp Call	30-Oct-2015

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed merger, KeyCorp will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of KeyCorp and First Niagara and a Prospectus of KeyCorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from KeyCorp at investor.key.com or from First Niagara by accessing First Niagara’s website at www.firstniagara.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling (216) 689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling (716) 819-5669 or by sending an e-mail to investor@fnfg.com. In addition, KeyCorp and First Niagara use their respective Investor Relations websites and social media outlets as channels of distribution of material company information. Such information is accessible on KeyCorp’s and First Niagara’s Investor Relations websites, as well as on their respective Facebook pages and through their Twitter accounts and LinkedIn accounts. KeyCorp and First Niagara and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of KeyCorp and First Niagara in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding KeyCorp’s directors and executive officers is contained in KeyCorp’s Proxy Statement on Schedule 14A, dated April 7, 2015, which is filed with the SEC. Information regarding First Niagara’s directors and executive officers is contained in First Niagara’s Proxy Statement on Schedule 14A, dated March 23, 2015, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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FORWARD-LOOKING STATEMENTS This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, KeyCorp’s and First Niagara’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections. In addition to factors previously disclosed in KeyCorp’s and First Niagara’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by KeyCorp and First Niagara shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the First Niagara business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of KeyCorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

“would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.
In addition to factors previously disclosed in KeyCorp’s and First Niagara’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by KeyCorp and First Niagara shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the First Niagara business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of KeyCorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.
Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.